EURASIAN MINERALS INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS
NINE MONTH PERIOD ENDED SEPTEMBER 30, 2012

GENERAL

This discussion and analysis of the financial position and results of operations is intended to supplement the unaudited condensed consolidated interim financial statements of Eurasian Minerals Inc. (the “Company”, “EMX” or “Eurasian”) for the nine month period ended September 30, 2012 and the related notes thereto, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.

The Company changed its fiscal year end from March 31 to December 31, effective for the period ending December 31, 2011. The change in the fiscal year end was made for the purpose of streamlining the Company’s financial reporting.

The management discussion and analysis (“MD&A”) should be read in conjunction with the audited consolidated financial statements of the Company for the nine month period ended December 31, 2011 prepared in accordance with IFRS, and the related MD&A. All dollar amounts included therein and in the following MD&A are in Canadian dollars except where noted. This MD&A has been prepared as of November 13, 2012.

FORWARD-LOOKING INFORMATION

This MD&A may contain “forward-looking statements” that reflect the Company’s current expectations and projections about its future results. When used in this MD&A, words such as “estimate”, “intend”, “expect”, “anticipate” and similar expressions are intended to identify forward-looking statements, which, by their very nature, are not guarantees of the Company’s future operational or financial performance, and are subject to risks and uncertainties and other factors that could cause Eurasian’s actual results, performance, prospects or opportunities to differ materially from those expressed in, or implied by, these forward-looking statements. These risks, uncertainties and factors may include, but are not limited to: unavailability of financing, failure to identify commercially viable mineral reserves, fluctuations in the market valuation for commodities, difficulties in obtaining required approvals for the development of a mineral project, increased regulatory compliance costs and other factors.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this MD&A or as of the date otherwise specifically indicated herein. Due to risks and uncertainties, including the risks and uncertainties identified above and elsewhere in this MD&A, and other risk factors and forward-looking statements listed in the Company’s most recently filed Annual Information Form (“AIF”), actual events may differ materially from current expectations. More information about the Company including its AIF and recent financial reports is available on SEDAR at www.sedar.com. The Company’s Annual Report on Form 40-F, including the AIF and recent financial reports, is available on SEC’s EDGAR website at www.sec.gov and on the Company’s website at www.EurasianMinerals.com.

Cautionary Note to Investors Concerning Estimates of Indicated and Inferred Resources

The MD&A may use the terms “Inferred” and “Indicated” resources. Eurasian advises investors that although these terms are recognized and required by Canadian regulations (under NI 43-101), the U.S. Securities and Exchange Commission (“SEC”) does not recognize these terms. Investors are cautioned that “inferred resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or prefeasibility studies. Investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable. Investors are further cautioned not to assume that any part or all of an indicated mineral resource will be converted into reserves.

COMPANY OVERVIEW

Eurasian is a Tier 1 company that trades on the TSX Venture Exchange and the NYSE MKT (previously known as NYSE Amex). It is primarily in the business of exploring for metals and minerals. The Company conducts exploration on properties located primarily in Turkey, Haiti, Europe, Southwest United States, and the Asia Pacific region.

Eurasian operates primarily as a prospect generator. Under the prospect generation business model, Eurasian develops and acquires quality mineral exploration projects and then options or sells such projects to other parties. By optioning or selling interests in its projects to third parties, Eurasian reduces its exposure to the costs and risks associated with early stage mineral exploration. This preserves the Company’s treasury, which can be utilized for further project acquisitions and strategic investments. In consideration for selling or optioning its projects, the Company typically retains an equity interest in the project or receives shares in the capital of the company acquiring it.

COMPANY HIGHLIGHTS

Current quarter highlights (including subsequent events up to November 13, 2012) included:

The Company signed an agreement with Centerra Gold Inc. (“Centerra”) to regain 100% control of the Akarca gold-silver project in Turkey previously held within a joint venture option agreement between Eurasian and Centerra.

The Company is preparing for a fourth quarter drill program.

The owner and operator of EMX’s Balya royalty property, Dedeman Madencilik San ve Tic. A.S., concluded a successful 2012 drill program, and is now focused on pre-production underground development work.

The international consulting and engineering firm, Pincock, Allen and Holt, part of Runge Limited have been retained to complete a Preliminary Economic Assessment on EMX’s 100% controlled Grand Bois gold-copper deposit in Haiti.

The Company announced its participation in ongoing discoveries at the Malmyzh porphyry copper-gold district in Far East Russia.

The Company completed its acquisition of Bullion Monarch Mining, Inc. (“Bullion” or “BULM”) effective August 17, 2012. As a result of the acquisition, BULM has become a wholly-owned subsidiary of EMX. See “Acquisition of Bullion” below.

ACQUISITION OF BULLION MONARCH

On August 17, 2012, the Company completed its acquisition of Bullion following approval of the merger by BULM's shareholders at a special meeting held on the same day. The TSX Venture Exchange granted its final approval of the acquisition on August 20, 2012. Under the terms of the merger agreement, BULM shareholders received 0.45 of an EMX common share and US$0.11 in cash for each share of BULM common stock held as of the record date. The value of the total consideration paid to BULM shareholders is approximately US$36.4 million.

In connection with the closing of the merger, Mr. James (Andy) Morris, former president of Bullion, has joined the Eurasian Board of Directors. In addition, Mr. R. Don Morris, former CEO of Bullion, has been appointed to EMX's advisory board. Both appointments were effective August 17, 2012.

BULM has a 1% gross smelter return (“GSR”) royalty on several of Newmont Mining Corporation's operations and projects on the Carlin Trend in Nevada, including the Leeville mine and the Four Corners project. This royalty paid BULM more than US$20 million in the last six years and more than US$6 million in fiscal 2011 alone.

Further details of the acquisition are outlined in Note 3 to the condensed consolidated interim financial statements for the period ended September 30, 2012.

CORPORATE DEVELOPMENTS

Changes to Management and the Board

James A. Morris was appointed to the Board on August 17, 2012. Mr. Morris has over twenty years in the mineral exploration business serving in many executive positions as well as on the Board of Directors of Bullion Monarch since 1992. Mr. Morris was serving as President of Bullion up until its merger with Eurasian Minerals. He is a graduate of Brigham Young University with a B.S. in Business Finance.

R. Don Morris was appointed to the Company’s advisory board on August 17, 2012. He served as CEO and director of Bullion since its incorporation in 2004. Prior to the establishment of Bullion Monarch, he was President of Bullion Monarch Company, the Company's predecessor, for many years. Mr. Morris has over 40 years of experience in the mineral industry from early exploration and development through production and has worked in North and South America, Europe and Asia. Mr. Morris received a Bachelor's of Science degree in geology from Brigham Young University in 1966 and completed graduate studies at Colorado School of Mines and McKay School of Mines in Nevada.

Jan N. Steiert has been appointed to the newly-created position of Chief Legal Officer of the Company. Previously, Ms. Steirt was Senior Vice President, General Counsel at Electrum Ltd., a privately-held global gold exploration company. Prior to that, she was a partner at the law firm of Holme Roberts & Owen LLP (now Bryan Cave HRO) in Denver, Colorado where she practiced law for 28 years. Ms. Steiert is a member of the Colorado Bar and holds an A.B. from the University of Michigan and a law degree from the University of Colorado at Boulder.

Jim Stinson is transitioning from Commercial Director for the Company to the new role of Environmental and Social Corporate Manager. Jim has over 30 years of diversified experience in the exploration and mining industry ranging from early stage exploration through mine closure, including resettlement experience and community development work in Africa and development of the Company’s community engagement policies for its worldwide operations. Before joining EMX in 2006, he worked with Newmont Mining Corporation for 18 years where he was responsible for commercial negotiations and land acquisition in multiple national and international settings.

Michael Sheehan is the new Business Unit Manager for EMX’s programs in Turkey, and is taking on this position from Dr. Mesut Soylu. The reassignment of Michael from his current position as EMX’s Technical Services Manager to Turkey not only reflects his accomplishments as an exploration geologist, but also highlights the importance that the Company places on the program and projects in Turkey. Michael has over 18 years of international experience in mineral exploration, and earned a B.Sc. in Geological Engineering and a M.Sc. in Geology from the Colorado School of Mines.

Chris Spurway has succeeded David Royle as EMX’s Business Unit Manager for Australia. David quickly established EMX’s newest business unit, including acquisition of the Koonenberry gold project in New South Wales, Australia. David will continue on with the Company as a senior advisor on global business development opportunities. Chris has been EMX’s Koonenberry project manager, and his new responsibilities now include management of all exploration programs and business development initiatives in the region. His 20 years of industry experience includes mineral exploration management, resource definition, mining, and strategic development in Australia, South America, and Canada. Chris holds a B.Sc. with honors in geology from the University of Sydney.

EXPLORATION REVIEW

Ongoing work advanced the programs in the Company’s exploration portfolio. EMX has outright control or shared interests in more than 140 properties on four continents. Roughly two-thirds of these properties are funded wholly, or with substantial contributions, from partner companies. The Company continues to develop new opportunities worldwide to fill the exploration pipeline and add additional opportunities for discovery.

TURKEY

Eurasian holds exploration and exploitation licenses in Turkey’s Western Anatolia and Eastern Pontides mineral belts. The properties include bulk tonnage gold, gold-silver vein, and porphyry copper targets. EMX also holds non-producing royalty interests on the Balya and several other properties. Field-based generative work focused on identifying additional precious metals targets in western Turkey. Reviews of available auction and third party properties was also completed during the reporting period.

Akarca

The Akarca project, located in Turkey’s Western Anatolia region, is characterized by multiple prospects and recent discoveries of epithermal gold-silver mineralization within a district-scale area. Gold and silver mineralization at Akarca occurs as both structurally focused vein-style, as well as disseminated-style mineralization in silicified zones. The quartz veins typically host higher-grade mineralization, while the silicified halos in the wall-rocks host lower-grade disseminated mineralization. In addition, earlier in 2012 EMX discovered mineralization hosted at the intersection of vein structures and the basement contact, significantly increasing the project’s exploration potential. The mineralized zones are consistently oxidized to depths of 80 to 100 meters. The property’s six primary mineralized zones are covered by two exploitation licenses.

On October 30, 2012, EMX reported the signing of an agreement to regain 100% ownership of the Akarca project (the “Property”). Previously, EMX had signed an agreement with a subsidiary of Centerra Gold Inc., pursuant to which Centerra could earn up to a 70% interest in the Property under a joint venture arrangement. Earlier this year, Centerra earned an initial 50% interest in the Property as a result of investing over US $5 million in drilling, geological mapping, geochemical sampling, and geophysical surveys. In June 2012, EMX entered into discussions with Centerra to regain control of the Property in return for relieving Centerra of certain exploration and payment obligations. Centerra and EMX have now signed an agreement pursuant to which EMX will again control 100% of the Akarca Property.

EMX is preparing for a fourth quarter drill program to step-out from discovery holes on the known prospects, as well as to test new targets identified from ongoing surface exploration programs.

Sisorta

The Sisorta joint venture project, located in the Eastern Pontides mineral belt, is an epithermal gold deposit with an NI 43-101 mineral resource at a 0.4 g/t cutoff of 91,000 indicated gold ounces from 3.17 million tonnes averaging 0.89 g/t, and 212,000 inferred gold ounces from 11.38 million tonnes averaging 0.58 g/t. An overview of the methodology used to estimate these resources are described in EMX’s news release dated June 16, 2009. Near-surface, oxide mineralization represents 76% of the indicated gold ounces, and 73% of the inferred gold ounces, thereby establishing the property’s potential for developing a small scale, open pit mining operation. The Sisorta JV is 51% owned by Chesser Resources Ltd. and 49% by EMX.

The joint venture granted Çolakoglu Ticari Yatirim A.S., a privately owned Turkish company, an option to buy EBX Madencilik A.S., a Turkish corporation that controls the Sisorta property, for staged payments of 8,000 troy ounces of gold bullion and a 2.5% net smelter returns (“NSR”) royalty as announced earlier in 2012. EMX’s share of the consideration will comprise 3,920 troy ounces of gold bullion and a 1.225% NSR royalty. Çolakoglu continued with their due diligence diamond drill program during the quarter.

Balya

The Balya royalty property is located in the historic Balya lead-zinc-silver mining district in northwestern Turkey. EMX holds an uncapped, 4% NSR royalty on the property, which the Company retained when it sold the property to Dedeman Madencilik San ve Tic. A.S. in 2006.Dedeman’s 2012 diamond drill program was focused on resource delineation for the Hastanetepe lead-zinc-silver zone, and concluded in the third quarter. Dedeman reported 32 core holes totaling over 3,300 meters from this year’s drill program. The new drilling expanded the high-grade lead-zinc-silver mineralization in the Hastanetepe zone to the east and southeast. Dedeman’s efforts are now focused on underground development work at Hastanetepe.

Other Properties in Turkey

Pasinex Resources Ltd. signed an option agreement to acquire a 100% interest in EMX’s Golcuk property for a combination of staged issuances of 3 million Pasinex shares and work commitments. Golcuk, which is located in northeast Turkey’s Sivas province, is a copper-silver project covered by one exploitation license. EMX retains a 2.9% NSR, which Pasinex has the option of buying down to 2% within six years of the agreement date for US $1,000,000.

Potential partners continue to express interest in other properties in EMX’s exploration portfolio such as the Trab-23 copper porphyry and Alankoy copper-gold porphyry projects.

Qualified Person

Mr. Michael P. Sheehan, CPG, a Qualified Person as defined by NI 43-101 and consultant to the Company, has approved and verified the above technical disclosure on Turkey.

HAITI

Eurasian and joint venture partner Newmont Ventures Limited (“Newmont”), a wholly owned subsidiary of Newmont Mining Corporation, are exploring a land position along 130 kilometers of strike length of Haiti’s Massif du Nord mineral belt. Newmont is funding and managing exploration for six joint venture Designated Projects across northern Haiti that contain multiple gold, copper, copper-gold and copper-gold-silver occurrences, prospects, and deposits. EMX controls 100% of the 50 square kilometer Grand Bois gold-copper project, and has engaged Pincock, Allen, and Holt to complete a Preliminary Economic Assessment by year-end.

Newmont reported that five core holes totaling 617 meters were drilled at the Grande Savane prospect during the third quarter. Previously, Newmont had drilled eight core holes totaling 1,590 meters at the Savane La Place prospect. Newmont reports that holes at both prospects have intersected volcanic-hosted alteration and mineralization, but have not yet provided assay results to EMX. EMX does not anticipate further drilling at La Miel this year.

In addition to drilling, the JV’s third quarter work on the Haitian portfolio included: a) geological mapping (51.5 square kilometers) and road-cut/trench mapping (305 meters), b) geochemical sampling (combined total of 4,077 soil/auger, rock, and channel/trench samples), and c) ground geophysical surveys (62.8 line-kilometers of magnetics and 10.8 line-kilometers of Dipole IP). This work was conducted on several projects and high priority exploration targets at the La Miel, Northwest Haiti, North Central Haiti, Northeast Haiti, and Grand Bois “surrounding properties” Designated Projects.

Negotiations with the Government of Haiti to conclude the Mining Convention are ongoing. Once finalized, the Mining Convention is intended to set the financial and other conditions for project exploration, development, exploitation and closure.

Qualified Person

Mr. Dean D. Turner, CPG, a Qualified Person as defined by NI 43-101 and employee of the Company, has approved and verified the above technical disclosure on Haiti.

AUSTRALIA AND ASIA-PACIFIC

Eurasian’s Australia and Asia-Pacific business unit concentrated on exploring the Koonenberry gold project in New South Wales, Australia during the reporting period. In addition, the Company continued generative efforts by identifying prospective targets and monitoring business opportunities elsewhere in the Australia and Asia-Pacific region.

Koonenberry

The Koonenberry property package consists of 14 contiguous exploration licenses either 100% owned or controlled by Eurasian. The licenses cover prospective ground that hosts gold occurrences and exploration targets along the length of the 100-kilometer Koonenberry gold belt. An ongoing program of a) geologic mapping, b) rockchip sampling and c) more than 6,200 meters of shallow, aircore soil and regolith drilling was completed during the reporting period. Geologic mapping continued to provide new insights into the timing, distribution and control of veining and gold mineralization. This work identified targets for follow-up, and permits have been obtained for drill testing. Discussions are ongoing with potential joint venture partners.

Qualified Person

Mr. David Z. Royle, FAusIMM, a Qualified Person as defined by NI 43-101 and consultant to the Company, has approved and verified the above technical disclosure on Australia and the Asia-Pacific.

EUROPE

EMX’s work focused on the exploration programs in Sweden during the third quarter, while also reviewing early-stage business opportunities elsewhere in Europe.

Sweden

Eurasian’s Swedish subsidiary has a portfolio of 26 exploration permits totaling over 1050 square kilometers. This portfolio includes porphyry copper and Iron-Oxide-Copper-Gold (IOCG) properties, in addition to known areas of copper, gold, and platinum group element-enriched styles of mineralization. EMX entered into a Strategic Alliance and Earn-In Agreement focused on copper exploration with Antofagasta Minerals S.A. in 2011. The Company third quarter work focused on property acquisitions, assessments and drill evaluation of the Kiruna South Designated Project‘s Saivo prospect.

EMX and Antofagasta Strategic Alliance. EMX and Antofagasta are conducting copper exploration in Sweden under a Strategic Regional Alliance Agreement. Designated Project and Regional Strategic Alliance exploration work is funded by Antofagasta. EMX nominates properties with high exploration potential for Antofagasta’s consideration as Designated Projects. Antofagasta can choose to accept Designated Project status for a property by entering into a Joint Venture Earn-in Agreement with a right to earn up to 70% of the project. If a property is declined as a Designated Project, EMX is free to advance that property on its own terms with no further obligation to Antofagasta. The Kiruna South and Norrmyran properties have been selected as Designated Projects.

Kiruna South Designated Project.TheKiruna South Designated Project is located in the Kiruna iron-copper-gold metallogenic province of northern Sweden. EMX reported results from a seven hole, 1,975 meter reconnaissance diamond drill program at the Sakkek prospect on July 9, 2012. Drill holes SAK-1B and SAK-2B intercepted 60.5 meters of 0.24 % copper and 0.11 g/t gold and 147.3 meters of 0.17 % copper and 0.1 g/t gold, respectively (true widths unknown). Drill hole SAK-4, drilled 300 meters to the south, also intersected mineralization at the bottom of the hole. Mineralization in these three holes is chiefly hosted in hydrothermal breccias and vein swarms cutting strongly altered granitoids and rhyolitic dikes.

EMX and Antofagasta conducted reconnaissance diamond drilling on the Saivo prospect during August targeting a structural corridor containing multiple geochemical copper anomalies identified by historic till sampling programs. Three shallow reconnaissance core holes intersected weakly altered granitoids and metasedimentary host rocks.

Other EMX Property Interests in Sweden.EMX is advancing the Storåsen copper-gold-PGE property and the Aitik South copper-gold property outside of the Strategic Regional Alliance with Antofagasta. EMX also holds royalty interests in the Viscaria and Adak properties acquired from the 2010 purchase of the Phelps Dodge Exploration Sweden AB assets.

Serbian Royalty Properties

EMX has NSR royalties varying from 1% to 2% over certain properties held by Reservoir Minerals Inc. (“Reservoir”) of Vancouver, British Columbia. Eurasian’s Serbian properties were sold to a predecessor in title to Reservoir in 2006 for cash, NSR royalties, work commitments, and other considerations. On July 16, 2012, Reservoir announced additional encouraging drill results from their Timok Project. The Timok project comprises the Jasikovo-Durlan Potok, Brestovac-Metovnica and Leskovo exploration permits, and the Brestovac-Metovnica permit includes EMX’s Brestovac royalty property.

Qualified Person

Mr. Dean D. Turner, CPG, a Qualified Person as defined by NI 43-101 and employee of the Company, has verified and approved the above technical disclosure on Europe.

NORTH AMERICA

Eurasian’s property portfolio in North America, which is held through its wholly-owned subsidiary, Bronco Creek Exploration (“BCE”), includes 22 exploration properties covering over 42,600 hectares in Arizona, Nevada, and Wyoming. The portfolio includes porphyry copper-molybdenum, porphyry copper-gold, and epithermal gold targets. EMX has eight properties partnered through BCE. EMX’s Copper Basin porphyry copper-molybdenum is a Designated Project in joint venture with Vale Exploration Canada Inc. a subsidiary of Brazilian-based Vale S.A. In addition, EMX has grassroots gold exploration properties in Alaska.

Copper Basin Designated Project

The Copper Basin Designated Project with Vale is located in Central Arizona. Geologic mapping, geochemical sampling, and an airborne (ZTEM and magnetic) geophysical survey identified four new copper-molybdenum mineralized breccias. The breccias show evidence for multiple pulses of alteration and mineralization. EMX’s work has increased the surface expression of the Copper Basin system from 0.4 square kilometers covering the historic resource area to a total 1.5 square kilometer target area of porphyry-style alteration and mineralization. The Copper Basin drill program has been preliminarily re-scheduled for the first quarter, 2013.

Red Hills JV Property

The Red Hills porphyry copper-molybdenum property, located in central Arizona, is partnered with Inmet Mining Corp. and GeoNovus Minerals Corp. On September 3rd Geonovus issued a news release on this year’s drill results. As reported by Geonovus, reconnaissance hole RH-2 confirmed the presence of a fault-displaced portion of a porphyry system under sedimentary cover (i.e., Tertiary gravels), including intercepts of 0.31% Cu over 25.3 meters (623-648 m) and 0.23% Cu over 45.5 meters (81.7 -727.2 m). True widths are unknown.

Other Work Conducted by Eurasian in North America

EMX continued field mapping and geochemical sampling of properties in the BCE portfolio, as well as grassroots exploration for Carlin-type systems in Nevada and porphyry copper targets in Arizona, Nevada, and Utah. New opportunities were also evaluated in Alaska.

Qualified Person

Mr. David Boyer, CPG, a Qualified Person as defined by NI 43-101 and employee of the Company, has approved and verified the above technical disclosure on North America.

KYRGYZ REPUBLIC & CENTRAL ASIA

EMX’s Gezart property and other assets held in EMX’s subsidiaries in the Kyrgyz Republic were sold to South Korea’s Young Hyun Chemical Company for a 2.5% NSR and a US $30,000 cash payment. All of EMX’s in-country assets have been divested, debts cleared, and programs terminated.

Qualified Person

Dr. PavelReichl, CPG, a Qualified Person as defined by NI 43-101 and consultant to the Company, has approved and verified the above technical disclosure on the Kyrgyz Republic and Central Asia.

FAR EAST RUSSIA

On September 6, 2012, the Company announced its participation in ongoing discoveries at the Malmyzh porphyry copper-gold district in Far East Russia. Eurasian Capital identified InterGeo Resources LLC ("IGR"), a privately-held exploration company, as an early-stage investment opportunity in 2011. EMX has invested approximately US$3.04 million and is IGR's largest shareholder with a 36% equity position on a fully-diluted basis. The Malmyzh exploration and mining licenses are held by a joint venture between IGR and Freeport McMoran Exploration Corporation ("Freeport" or "FMEC"), with IGR operating and managing the project.

IGR has advised that diamond drilling confirmed porphyry copper-gold mineralization at fourteen separate target areas within a district-scale, 16 by 5 kilometer intrusive corridor. Malmyzh's porphyry centers occur as Cretaceous-aged dioritic to granodioritic stocks that intruded and altered siltstone and sandstone sedimentary sequences. Copper-gold porphyry mineralization consists of near-surface (i.e., within 2-50 meters of the surface) zones of chalcocite enrichment grading into chalcopyrite-rich and chalcopyrite-bornite-magnetite mineralization. To date, 90 drill holes (29,300 meters) have been completed with 59 holes intersecting significant (>0.3% copper equivalent) copper-gold mineralization. EMX believes that Malmyzh is rapidly developing into a district-scale exploration play.

Qualified Person

Mr. Michael P. Sheehan, CPG, a Qualified Person as defined by NI 43-101 and consultant to the Company, has approved and verified the above technical disclosure on Far East Russia.

RESULTS OF OPERATIONS

Three month period ended September 30, 2012

The net loss before deferred income tax recovery for the three month period ended September 30, 2012 was $6,515,370 compared to $4,257,189 for the comparative quarter. The loss for the three month period ended September 30, 2012 was made up of $168,932 in net royalty income, offset by net exploration expenditures of $2,660,062, general and administrative expenses of $2,417,429, and other losses totaling $1,706,811. Some of the factors of note when comparing the current quarter to the prior year’s comparative quarterare as follows:

Gross royalty income of $552,248 was received in the period compared to $Nil in the comparative quarter as a result of the acquisition of the BULM royalty interests. The royalty income has been offset by $27,612 in direct gold taxes and $355,704 of depletion.

Net exploration expenditures increased by $1,037,286. A concerted field program at Koonenberry was undertaken to fulfill certain work requirements on the licenses and an exploration program at Moran Dome in Alaska was established. Net exploration expenditures also increased by lower recoveries and option payments from Bronco Creek’s partners, and the Akarca property in Turkey compared to the comparative period.

Transaction costs, including professional fees and consulting fees related to the BULM acquisition of $185,187 were incurred. No transactions costs were incurred in the comparative period.

The Company wrote-off $1,362,723 of exploration and evaluation assets compared to $26,206 in the comparative period as management determined that there was little prospect of significant work on these claims being carried out by the Company or its partners in the foreseeable future.

Nine month period ended September 30, 2012

The net loss before deferred income tax recovery for the nine month period ended September 30, 2012 was $14,699,479 compared to $10,175,191 for the prior year’s comparative period. The loss for the nine month period ended September 30, 2012 was made up of $168,932 in net royalty income, $5,525,598 in net exploration expenditures, $6,161,627 in general and administrative expenses, and other losses totaling $3,181,186. In addition to the factors described above for the quarter, additional factors of note when comparing the current nine month period to the prior year’s comparative period are as follows:

The Company incurred an equity loss in associated companies of $629,678 during the current period, compared to ($173,428) recorded in the comparative period. As at November 13, 2012, the Company has a 30.66% interest in Inter Geo Resources LLC and records its proportionate share of the loss each period.

Transaction costs, including professional fees and consulting fees related to the BULM acquisition of $783,322 were incurred. No transactions costs were incurred in the comparative period.

Net exploration expenditures increased by $807,207 mainly due to the factors discussed above for the three month period.

Salaries and consulting fees increased by $697,099 to $1,920,130 from $1,223,031 due to increased corporate staff levels and consulting costs associated with the growth of the Company and its expanded exploration endeavors and due diligence on new business opportunities.

During the nine months ended September 30, 2012, the Company had an unrealized loss on investments held at fair value through profit and loss of $663,586 compared to an unrealized loss of $182,580 for the comparative period.

The increase in loss was the result of declining market conditions relating to strategic investments made by the Company.

FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES

The Company’s working capital position at September 30, 2012 was $27,161,195 compared with $40,742,549 at December 31, 2011. The decrease in working capital of $13,581,354 during the nine month period ended September 30, 2012 was primarily due to cash used in operating activities of $11,294,882, $4,279,433 expended as the cash component of the acquisition of BULM, the purchase of property and equipment of $1,252,576, the purchase of strategic investments of $1,314,744, and the purchase of equity investments of $1,017,000. The decrease was primarily offset by funds received from the sale of strategic investments of $718,275, proceeds from the exercise of warrants of$1,898,995 and $974,020 from the exercise of stock options. In management’s opinion, the Company currently has sufficient working capital to fund its proposed exploration programs and administrative expenditures through and beyond the next twelve months. The Company obtains its cash requirements throughthe issuance of shares, its joint venture partners, royalty income, attracting additional joint venture partners and the sale of available investments and marketable securities all of which are used to finance further property acquisitions, explore and develop its mineral properties, and obtain strategic investments.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements.

QUARTERLY INFORMATION

Fiscal quarter ended	September 30, 2012	June 30, 3012	March 31, 2012	December 31, 2011

Gross royalty revenues	$552,248	$-	$-	$-
Net royalty revenues	168,932	-	-	-
Exploration expenditures	3,541,622	4,180,475	2,114,067	2,841,775
Exploration recoveries	(881,560)	(2,351,981)	(1,077,025)	(2,002,969)
Share-based payments	964,063	197,023	593,377	458,091
Loss and comprehensive loss for the period	(6,550,000)	(4,030,597)	(4,053,512)	(3,266,452)
Basic and diluted net loss per share	(0.12)	0.08	(0.08)	(0.06)

Fiscal quarter ended	September 30, 2011	June 30, 2011	March 31, 2011	December 31, 2010

Gross royalty revenues	$-	$-	$-	$-
Net royalty revenues	-	-	-	-
Exploration expenditures	2,736,112	2,858,257	3,189,698	3,054,611
Exploration recoveries	(1,113,336)	(1,482,615)	(1,469,725)	(1,478,428)
Share-based payments	1,668,471	191,091	601,867	354,416
Loss and comprehensive loss for the period	(4,257,189)	(2,225,176)	(3,817,547)	(2,310,223)
Basic and diluted net loss per share	(0.08)	(0.04)	(0.08)	(0.06)

Factors that cause fluctuations in the Company’s quarterly results include the timing of stock option grants, foreign exchange gains and losses related to the Company’s holding of United States dollar denominated working capital items, gains or losses on investments held in its portfolio, along with fluctuating levels of operations activities on its exploration projects and due diligence undertaken on new prospects. See also “Forward Looking Information” above.

RELATED PARTY TRANSACTIONS

The aggregate value of transactions and outstanding balances relating to key management personnel and directors were as follows:

For the nine month period ended September 30, 2012	Salary or Fees Share-based Payments		Total
David M. Cole, President and CEO	$287,731	$410,292	$698,023
M. Stephen Enders, COO and Director	200,023	214,263	414,286
Michael Winn )¹), Chairman of the Board of Directors	18,000	148,531	166,531
Brian Bayley, Director	18,000	49,825	67,825
George Lim, Director	18,000	49,825	67,825
Brian Levet, Director	18,000	49,825	67,825
Christina Cepeliauskas )¹), Chief Financial Officer	-	79,288	79,288
Valerie Barlow )¹), Corporate Secretary	-	27,296	27,296
Seabord Services Corp. (1)	358,200	-	358,200
	$917,954	$1,029,145	$1,947,099

For the nine month period ended September 30, 2011	Salary or Fees Share-based Payments		Total
David M. Cole, President and CEO	$241,156	$469,183	$710,339
M. Stephen Enders, Executive Chairman	122,828	238,490	361,318
Michael Winn )¹), Director	18,000	121,231	139,231
Brian Bayley, Director	18,000	74,240	92,240
George Lim, Director	18,000	74,240	92,240
Brian Levet, Director	12,000	237,900	249,900
Christina Cepeliauskas )¹), Chief Financial Officer	-	116,248	116,248
Valerie Barlow )¹), Corporate Secretary	-	45,767	45,767
Seabord Services Corp. (1)	268,800	-	268,800
	$698,784	$1,377,299	$2,076,083

(1)Seabord Services Corp. (“Seabord”) is a management services company controlled by Michael Winn, the Chairman of the Board. Seabord provides a chief financial officer, a corporate secretary, accounting staff, administration staff and office space to Eurasian. Christina Cepeliauskas, the Chief Financial Officer, and Valerie Barlow, the Corporate Secretary, are employees of Seabord and are not paid directly by Eurasian.

Related Party Assets and Liabilities	Service or Term	September 30, 2012	December 31, 2011
Amounts due from (to):
David M. Cole	Expense	$(27,517)	$(33,289)
President and Chief Executive Officer	Reimbursement
		$(27,517)	$(33,289)

ACCOUNTING POLICIES

New accounting policies

Revenue Recognition

The Company recognizes revenue in accordance with IAS 18 Revenue. Royalty revenue is recognized when persuasive evidence of an arrangement exists, title and risk passes to the buyer, the amount of revenue can be measured reliably, it is probable that the economic benefits associated with the sale will flow to the entity and the costs incurred in respect of the transaction can be measured reliably. Royalty revenue may be subject to adjustment upon final settlement of estimated metal prices, weights, and assays. Adjustments to revenue from metal prices are recorded monthly and other adjustments are recorded on final settlement and are offset against revenue when incurred.

Royalty Interests

Royalty interests in mineral properties include acquired royalty interests in production stage and development stage properties. In accordance with IAS 38 Intangible Assets, the fair value of acquired royalty interests in mineral properties is capitalized as intangible assets.

Acquisition costs of production stage royalty interests are depleted using the units of production method over the life of the mineral property, which is calculated using estimated reserves. Acquisition costs of royalty interests on exploration stage mineral properties, where there are no proven and probable reserves, are not amortized. At such time as the associated exploration stage mineral interests are converted to proven and probable reserves, the cost basis is amortized over the remaining life of the mineral property, using proven and probable reserves. The carrying values of exploration stage mineral interests are evaluated for impairment at such time as information becomes available indicating that the production will not occur in the future.

Goodwill

Goodwill represents the excess of the price paid for the acquisition of a consolidated entity over the fair value of the net identifiable tangible and intangible assets and liabilities acquired. Goodwill is allocated to the cash generating unit to which it relates.

Goodwill is evaluated for impairment annually or more often if events or circumstances indicate there may be impairment. Impairment is determined by assessing if the carrying value of a cash generating unit, including the allocated goodwill, exceeds its recoverable amount. The assessment of the recoverable amount used in the goodwill impairment analysis is subject to similar judgments and estimates as described above for property, plant and equipment and mine properties.

Amendments to IFRS 7 Financial Instruments: Disclosures

The amendments increase disclosure with regards to the transfer of financial assets, especially if there is a disproportionate amount of transfer transactions that take place around the end of a reporting period.

Amendments to IAS 12 Income Taxes

The amendments are made regarding Deferred Tax: Recovery of Underlying Assets and introduce an exception to the existing principle for the measurement of deferred tax assets and liabilities arising on an investment property measured at fair value, and the requirement that deferred tax on non-depreciable assets measured using the revaluation model in IAS 16 Property, Plant and Equipment should always be on a sales basis.

Effective January 1, 2012, the Company has adopted amendments to IFRS 7, Financial Instruments: Disclosures, and IAS 12, Income Taxes, and concluded that there are no material changes as a result of adopting these amendments.

Significant accounting policies and interpretations issued but not yet effective

The Company has initially assessed that there will be no material reporting changes as a result of adopting the new standards outlined below; however, enhanced disclosure requirements are expected.

(a) Effective for annual periods beginning on or after January 1, 2013

IFRS 10 Consolidated Financial Statements

This new standard provides a new single consolidation model that identifies control as the basis for consolidation for all types of entities, and replaces IAS 27 Consolidated and Separate Financial Statements and SIC-12 Consolidation – Special Purpose Entities.

IFRS 11 Joint Arrangements

This new standard improves the accounting for joint arrangements by introducing a principle-based approach that requires a party to a joint arrangement to recognize its rights and obligations arising from the arrangement. Such a principle-based approach will provide users with greater clarity about an entity’s involvement in its joint arrangements by increasing the verifiability, comparability and understandability of the reporting of these arrangements. IFRS 11 supersedes IAS 31 Interests in Joint Ventures and SIC-13 Jointly Controlled Entities-Non-Monetary Contributions by Venturers.

IFRS 12 Disclosure of Interests in Other Entities

This new standard combines, enhances and replaces the disclosure requirements for subsidiaries, joint arrangements, associates and unconsolidated structured entities.

IFRS 13 Fair Value Measurement

This new standard defines fair value and sets out a framework for measuring fair value and disclosures about fair value measurements. It applies when other IFRS require or permit fair value measurements. It does not introduce any new requirements to measure an asset or a liability at fair value, change what is measured at fair value in IFRS or address how to present changes in fair value.

Amendments to IAS 27 Consolidated and Separate Financial Statements

The amendments provide guidance on the accounting and disclosure requirements for subsidiaries, jointly controlled entities, and associates in separate, or unconsolidated, financial statements.

Amendments to IAS 28 Investments in Associates

The amendments provide guidance on the application of the equity method to associates, subsidiaries and joint ventures.

(b) Effective for annual periods beginning on or after January 1, 2015

IFRS 9 Financial Instruments

This new standard partially replaces IAS 39 Financial Instruments: Recognition and Measurement.

Critical Account Judgments and Significant Estimates and Uncertainties

The preparation of the consolidated financial statements requires management to make judgments and estimates and form assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, and the reported revenue and expenses during the periods presented therein. On an ongoing basis, management evaluates its judgments and estimates in relation to assets, liabilities, royalty revenues and expenses. Management bases its judgments and estimates on historical experience and on other various factors it believes to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions and conditions.

The Company has identified the accounting for the acquisition of Bullion as areas that required critical judgments in applying accounting policies that had a significant effect on the amounts recognized in the interim condensed consolidated financial statements. Details of the transaction are disclosed in note 3 to the condensed consolidated interim financial statements for the nine month period ended September 30, 2012.

The Company has identified the following critical accounting policies in which significant judgments, estimates and assumptions are made and where actual results may differ from these estimates under different assumptions and conditions and may materially affect financial results or the financial position reported in future periods. Further details of the nature of these assumptions and conditions may be found in the relevant notes to condensed consolidated interim financial statements for the nine month period ended September 30, 2012.

a)Royalty interest and related depletion

In accordance with the Company’s accounting policy, royalty interests are evaluated on a periodic basis to determine whether there are any indications of impairment. If any such indication exists, a formal estimate of recoverable amount is performed and an impairment loss recognized to the extent that carrying amount exceeds recoverable amount. The recoverable amount of a royalty asset is measured at the higher of fair value less costs to sell and value in use. The determination of fair value and value in use requires management to make estimates and assumptions about expected production and sales volumes, commodity prices (considering current and historical prices, price trends and related factors), and reserves. These estimates and assumptions are subject to risk and uncertainty; hence there is a possibility that changes in circumstances will alter these projections, which may impact the recoverable amount of the assets. In such circumstances, some or all of the carrying value of the assets may be further impaired or the impairment charge reduced with the impact recorded in profit or loss.

b)Goodwill

Goodwill represents the excess of the price paid for the acquisition of a consolidated entity over the fair value of the net identifiable tangible and intangible assets and liabilities acquired. Goodwill is allocated to the cash generating unit to which it relates.

Goodwill is evaluated for impairment annually or more often if events or circumstances indicate there may be impairment. Impairment is determined by assessing if the carrying value of a cash generating unit, including the allocated goodwill, exceeds its recoverable amount. The assessment of the recoverable amount used in the goodwill impairment analysis is subject to similar judgments and estimates as described above for property, plant and equipment and royalty properties.

c)Exploration and Evaluation Assets

Recorded costs of exploration and evaluation assets are not intended to reflect present or future values of exploration and evaluation assets. The recorded costs are subject to measurement uncertainty and it is reasonably possible, based on existing knowledge, that a change in future conditions could require a material change in the recognized amount

d)Taxation

The Company’s accounting policy for taxation requires management’s judgment as to the types of arrangements considered to be a tax on income in contrast to an operating cost. Judgment is also required in assessing whether deferred tax assets and certain deferred tax liabilities are recognized on the balance sheet.

Deferred tax assets, including those arising from unused tax losses, capital losses and temporary differences, are recognized only where it is considered probable that they will be recovered, which is dependent on the generation of sufficient future taxable profits. Deferred tax liabilities arising from temporary differences caused principally by the expected royalty revenues generated by the royalty property are recognized unless expected tax losses applicable to the royalty stream are sufficient to offset the taxable income and therefore, taxable income is not expected to occur in the foreseeable future. Assumptions about the generation of future taxable profits depend on management’s estimates of future cash flows. These depend on estimates of future production and sales volumes, commodity prices, and reserves. Judgments are also required about the application of income tax legislation in foreign jurisdictions. These judgments and assumptions are subject to risk and uncertainty, hence there is a possibility that changes in circumstances will alter expectations, which may impact the amount of deferred tax assets and deferred tax liabilities recognized on the balance sheet and the amount of other tax losses and temporary differences not yet recognized. In such circumstances, some or the entire carrying amount of recognized deferred tax assets and liabilities may require adjustment, resulting in a corresponding credit or charge to profit or loss.

RISKS AND UNCERTAINTIES

Mineral Property Exploration Risks

The business of mineral exploration and extraction involves a high degree of risk. Few properties that are explored ultimately become producing mines. At present, none of the Company’s properties has a known commercial ore deposit. The main operating risks include: ensuring ownership of and access to mineral properties by confirmation that option agreements, claims and leases are in good standing and obtaining permits for drilling and other exploration activities.

Eurasian is currently earning an interest in certain of its properties through option agreements and acquisition of title to the properties is only completed when the option conditions have been met. These conditions generally include making property payments, incurring exploration expenditures on the properties and can include the satisfactory completion of pre-feasibility studies. If the Company does not satisfactorily complete these option conditions in the time frame laid out in the option agreements, the Company’s title to the related property will not vest and the Company will have to write-off the previously capitalized costs related to that property.

The market prices for precious and base metals can be volatile and there is no assurance that a profitable market will exist for a production decision to be made or for the ultimate sale of the metals even if commercial quantities of precious and other metals are discovered.

Revenue and Royalty Risks

Eurasian cannot predict future revenues or operating results or the area of mining activity. Management expects future revenues from its Carlin Trend royalty property in Nevada to fluctuate depending on the level of future production and the price of gold. Specifically, there is a risk that Newmont will cease to operate in the Company’s area of interest, therefore there can be no assurance that ongoing royalty payments will materialize or be received by Eurasian.

Financing and Share Price Fluctuation Risks

Eurasian has limited financial resources, and has no assurance that additional funding will be available to it for further exploration and development of its projects. Further exploration and development of one or more of the Company’s projects may be dependent upon the Company’s ability to obtain financing through equity or debt financing or other means. Failure to obtain this financing could result in delay or indefinite postponement of further exploration and development of its projects which could result in the loss of one or more of its properties.

The securities markets can experience a high degree of price and volume volatility, and the market price of securities of many companies, particularly those considered to be development stage companies such as Eurasian, may experience wide fluctuations in share prices which will not necessarily be related to their operating performance, underlying asset values or prospects. There can be no assurance that these kinds of share price fluctuations will not occur in the future, and if they do occur, how severe the impact may be on Eurasian’s ability to raise additional funds through equity issues.

Foreign Countries and Political Risks

The Company operates in countries with varied political and economic environments. As such, it is subject to certain risks, including currency fluctuations and possible political or economic instability which may result in the impairment or loss of mineral concessions or other mineral rights, opposition from environmental or other non-governmental organizations, and mineral exploration and mining activities may be affected in varying degrees by political stability and government regulations relating to the mineral exploration and mining industry. Any changes in regulations or shifts in political attitudes are beyond the control of the Company and may adversely affect its business. Exploration and development may be affected in varying degrees by government regulations with respect to restrictions on future exploitation and production, price controls, export controls, foreign exchange controls, income taxes, expropriation of property, environmental legislation and mine and site safety.

Notwithstanding any progress in restructuring political institutions or economic conditions, the present administration, or successor governments, of some countries in which Eurasian operates may not be able to sustain any progress. If any negative changes occur in the political or economic environment of these countries, it may have an adverse effect on the Company’s operations in those countries. The Company does not carry political risk insurance.

Competition

The Company competes with many companies and individuals that have substantially greater financial and technical resources than the Company for the acquisition and development of its projects as well as for the recruitment and retention of qualified employees.

Return on Investment Risk

Investors cannot expect to receive a dividend on their investment in the foreseeable future, if at all.

No Assurance of Titles or Borders

The acquisition of the right to exploit mineral properties is a very detailed and time consuming process. There can be no guarantee that the Company has acquired title to any such surface or mineral rights or that such rights will be obtained in the future. To the extent they are obtained, titles to the Company’s surface or mineral properties may be challenged or impugned and title insurance is generally not available. The Company’s surface or mineral properties may be subject to prior unregistered agreements, transfers or claims and title may be affected by, among other things, undetected defects. Such third party claims could have a material adverse impact on the Company’s operations.

Currency Risks

The Company’s equity financings are sourced in Canadian dollars but much of its expenditures are in local currencies or United States dollars. At this time, there are no currency hedges in place. Therefore, a weakening of the Canadian dollar against the United States dollar or local currencies could have an adverse impact on the amount of exploration conducted.

Joint Venture Funding Risk

Eurasian’s strategy is to seek partners through joint ventures to fund exploration and project development. The main risk of this strategy is that funding partners may not be able to raise sufficient capital in order to satisfy exploration and other expenditure terms in a particular joint venture agreement. As a result, exploration and development of one or more of the Company’s property interests may be delayed depending on whether Eurasian can find another partner or has enough capital resources to fund the exploration and development on its own.

Insured and Uninsured Risks

In the course of exploration, development and production of mineral properties, the Company is subject to a number of risks and hazards in general, including adverse environmental conditions, operational accidents, labor disputes, unusual or unexpected geological conditions, changes in the regulatory environment and natural phenomena such as inclement weather conditions, floods, and earthquakes. Such occurrences could result in the damage to the Company’s property or facilities and equipment, personal injury or death, environmental damage to properties of the Company or others, delays, monetary losses and possible legal liability.

Although the Company may maintain insurance to protect against certain risks in such amounts as it considers reasonable, its insurance may not cover all the potential risks associated with its operations. The Company may also be unable to maintain insurance to cover these risks at economically feasible premiums or for other reasons. Should such liabilities arise, they could reduce or eliminate future profitability and result in increased costs, have a material adverse effect on the Company’s results and a decline in the value of the securities of the Company.

Some work is carried out through independent consultants and the Company requires all consultants to carry their own insurance to cover any potential liabilities as a result of their work on a project.

Environmental Risks and Hazards

The activities of the Company are subject to environmental regulations issued and enforced by government agencies. Environmental legislation is evolving in a manner that will require stricter standards and enforcement and involve increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects, and a heightened degree of responsibility for companies and their officers, directors and employees. There can be no assurance that future changes in environmental regulation, if any, will not adversely affect Eurasian’s operations. Environmental hazards may exist on properties in which the Company holds interests which are unknown to the Company at present.

Fluctuating Metal Prices

Factors beyond the control of the Company have a direct effect on global metal prices, which have fluctuated widely, particularly in recent years, and there is no assurance that a profitable market will exist for a production decision to be made or for the ultimate sale of the metals even if commercial quantities of precious and other metals are discovered on any of Eurasian’s properties. Consequently, the economic viability of any of the Company’s exploration projects and its ability to finance the development of its projects cannot be accurately predicted and may be adversely affected by fluctuations in metal prices.

Extensive Governmental Regulation and Permitting Requirements Risks

Exploration, development and mining of minerals are subject to extensive laws and regulations at various governmental levels governing the acquisition of the mining interests, prospecting, development, mining, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, land use, environmental protection, mine safety and other matters. In addition, the current and future operations of Eurasian, from exploration through development activities and production, require permits, licenses and approvals from some of these governmental authorities. Eurasian has obtained all government licenses, permits and approvals necessary for the operation of its business to date. However, additional licenses, permits and approvals may be required. The failure to obtain any licenses, permits or approvals that may be required or the revocation of existing ones would have a material and adverse effect on Eurasian, its business and results of operations.

Failure to comply with applicable laws, regulations and permits may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities requiring Eurasian’s operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. Eurasian may be required to compensate those suffering loss or damage by reason of its mineral exploration activities and may have civil or criminal fines or penalties imposed for violations of such laws, regulations and permits. Any such events could have a material and adverse effect on Eurasian and its business and could result in Eurasian not meeting its business objectives.

Key Personnel Risk

Eurasian’s success is dependent upon the performance of key personnel working in management and administrative capacities or as consultants, The loss of the services of senior management or key personnel could have a material and adverse effect on the Company, its business and results of operations.

Conflicts of Interest

In accordance with the laws of British Columbia, the directors and officers of a corporation are required to act honestly, in good faith and in the best interests of the corporation. Eurasian’s directors and officers may serve as directors or officers of other companies or have significant shareholdings in other resource companies and, to the extent that such other companies may participate in ventures in which the Company may participate, such directors and officers may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. If such a conflict of interest arises at a meeting of the Company’s directors, a director with such a conflict will abstain from voting for or against the approval of such participation or such terms.

Passive Foreign Investment Company

U.S. investors in common shares should be aware that based on current business plans and financial expectations, Eurasian currently expects that it will be a passive foreign investment company (“PFIC”) for the year ending December 31, 2012 and expects to be a PFIC in future tax years. If Eurasian is a PFIC for any year during a U.S. shareholder’s holding period, then such U.S. shareholder generally will be required to treat any gain realized upon a disposition of common shares, or any so-called “excess distribution” received on its common shares, as ordinary income, and to pay an interest charge on a portion of such gain or distributions, unless the shareholder makes a timely and effective “qualified electing fund” election (“QEF Election”) or a “mark-to-market” election with respect to the common shares. A U.S. shareholder who makes a QEF Election generally must report on a current basis its share of Eurasian’s net capital gain and ordinary earnings for any year in which Eurasian is a PFIC, whether or not Eurasian distributes any amounts to its shareholders. For each tax year that

Eurasian qualifies as a PFIC, Eurasian intends to: (a) make available to U.S. shareholders, upon their written request, a “PFIC Annual Information Statement” as described in Treasury Regulation Section 1.1295 -1(g) (or any successor Treasury Regulation) and (b) upon written request, use commercially reasonable efforts to provide all additional information that such U.S. shareholder is required to obtain in connection with maintaining such QEF Election with regard to Eurasian. Eurasian may elect to provide such information on its website www.EurasianMinerals.com.

Corporate Governance and Public Disclosure Regulations

The Company is subject to changing rules and regulations promulgated by a number of United States and Canadian governmental and self-regulated organizations, including the SEC, the Canadian Securities Administrators, the NYSE MKT and the TSX Venture Exchange. These rules and regulations continue to evolve in scope and complexity and many new requirements have been created in response to laws enacted by the United States Congress, making compliance more difficult and uncertain. For example, on July 21, 2010, the United States Congress passed the Dodd-Frank Wall Street Reform and Consumer Protection Act, which resulted in the SEC adopting rules that will require the Company to disclose on an annual basis, beginning in 2014, certain payments made by the Company, its subsidiaries or entities controlled by it, to the U.S. government and foreign governments, including sub-national governments. The Company’s efforts to comply with the Dodd-Frank Act, the rules and regulations promulgated thereunder, and other new rules and regulations have resulted in, and are likely to continue to result in, increased general and administrative expenses and a diversion of management time and attention from revenue-generating activities to compliance activities.

Internal Controls over Financial Reporting

The Company will require an annual assessment by management of the effectiveness of the Company’s internal control over financial reporting beginning with the fiscal year ended December 31, 2012. The Company may in the future fail to achieve and maintain the adequacy of its internal control over financial reporting, as such standards are modified, supplemented or amended from time to time, and the Company may not be able to ensure that it can conclude on an ongoing basis that it has effective internal control over financial reporting. Future acquisitions of companies may provide the Company with challenges in implementing the required processes, procedures and controls in its acquired operations. Acquired companies may not have disclosure controls and procedures or internal control over financial reporting that are as thorough or effective as those required by securities laws currently applicable to the Company.

No evaluation can provide complete assurance that the Company’s internal control over financial reporting will detect or uncover all failures of persons within the Company to disclose material information otherwise required to be reported. The effectiveness of the Company’s controls and procedures could also be limited by simple errors or faulty judgments. In addition, should the Company expand in the future, the challenges involved in implementing appropriate internal control over financial reporting will increase and will require that the Company continue to improve its internal control over financial reporting.

CONTROLS AND PROCEDURES

The Company became a non-Venture Issuer in conjunction with its listing on NYSE MKT in January 2012. Therefore, it is now required to report on disclosure controls and procedures (“DC&P”) and internal controls over financial reporting (“ICFR”). The Company has retained an independent third party specialist to assist in the creation, assessment, and evaluation of disclosure and internal controls and procedures.

DC&P are designed to provide reasonable assurance that information required to be disclosed by the Company under Canadian securities laws is recorded, processed, summarized and reported within the time periods specified under those laws. ICFR provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The Company’s certifying officers, the Chief Executive Officer (“CEO”) and the Chief Financial Officer (“CFO”) are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in their certifications.

While no assurances can be made on DC&P and ICFR, based on evaluations conducted, the CEO and CFO have concluded the condensed consolidated interim financial statements and MD&A for the period ended September 30, 2012 contain no misrepresentations and fairly present, in all material respects, the financial condition, results of operations and cash flows of the Company, for the periods presented.

OUTSTANDING SHARE DATA

At November 13, 2012 the Company had 72,041,872 common shares issued and outstanding. There were also 4,878,700 stock options outstanding with expiry dates ranging from November 7, 2012 to August 22, 2017, and 13,265,138 warrants outstanding with expiry dates ranging from March 1, 2013 to November 12, 2015.